Exhibit 12

Computation of the Ratio of Earnings to Fixed Charges (Unaudited)

(In millions, except ratios)	Six Months Ended 12/31/04	Three Months Ended 12/31/04
Earnings from continuing operations before income taxes	$361	$194
Additions:		
Amortization of capitalized interest	1	1
Dividends from investees	4	1
Deductions:		
Undistributed income of equity investees	(7)	(4)
Subtotal	359	192
Interest expense	25	17
Portion of rental expense attributable to interest	2	1
Total fixed charges	27	18
Total earnings	$386	$210
Ratio of earnings to fixed charges	14	12